Exhibit 21.1

Subsidiaries of Casa Systems, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Casa Communications Limited	Ireland
Casa Communications Technology S.L.	Spain
Casa Properties LLC	Delaware
Casa Systems B.V.	Netherlands
Casa Systems Canada Ltd.	Ontario, Canada
Casa Systems SAS	France
Casa Systems Securities Corporation	Massachusetts
Guangzhou Casa Communications Ltd	China (PRC)
Casa Technologies Limited	Hong Kong
Casa Technologies Pty Ltd.	Australia
Casa Communications Holdings Pty Ltd.	Australia
NetComm Wireless Limited Pty Ltd.	Australia
NetComm Wireless Limited (NZ)	New Zealand
NetComm Wireless Limited (UK)	United Kingdom
NetComm Wireless Inc.	United States of America
NetComm Germany	Germany